
October 16, 2020

Jerome Gold
Interim Chief Financial Officer
LiveXLive Media, Inc.
9200 Sunset Boulevard, Suite 1201
West Hollywood, CA 90069

> **Re: LiveXLive Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2020**
> **File No. 333-249481**

Dear Mr. Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services